Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OOTify, Inc.
7986 E. Hampshire Rd.
Orange, CA 92867
ootify.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OOTify, Inc.
Address: 7986 E. Hampshire Rd., Orange, CA 92867
State of Incorporation: DE
Date Incorporated: June 15, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

<u>Amount-Based Perks</u>

Mental Health Explorers | $500+

Invest $500+ and receive + sunglasses + access to free beta mental health resources

Change Makers | $1000+

Invest $1,000+ and receive sunglasses + care package (mental health book and crystal healing candle) + access to free beta mental health resources.

Perspective Shifters | $2,500+

Invest $2,500+ and receive 5% bonus shares + sunglasses + care package (mental health book, crystal healing candle, journal, pen) + coaching/therapy package + access to free beta mental health resources.

Transformation Partners | $5,000+

Invest $5,000+ and receive10% bonus shares + sunglasses + (mental health book, crystal healing candle, journal, pen, essential oil spray) + coaching/therapy/ketamine package (CA local only) + access to free beta mental health resources.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

OOTify will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

OOTify, Inc is a Corporation organized under the laws of the state of Delaware that provides a patent-pending digital hub that uses artificial intelligence (AI) to connect members to the best possible mental health resources tailored to their specific needs at that moment.

The Company's business model consists of a free downloadable mobile app and website. We charge a fee for service to connect members to therapists and coaches through our hub and this service is primarily B2B2C online through our mobile app and website.

The Company's Intellectual Property was developed by Ravi Sharma and Dr. Paul Puri and all rights have been assigned to the Company.

Here are our top 3 reasons to invest:

(1) The United States market for mental health services for colleges alone is $75 billion. OOTify has already started to secure enterprise contracts and has multiple colleges in the sales pipeline.

(2) OOTify's patent-pending platform uses personalized clinical AND sub-clinical solutions - powered by interactive web3 gamification and artificial intelligence - such as therapy, and peer-to-peer support to address a wide range of mental health challenges for a population with disparate needs.

(3) The OOTify team is deeply steeped in the digital mental health space with proven leadership, strong clinical and behavioral grounding, and at-scale, serial technology building.

Competitors and Industry

INDUSTRY

The mental health services market for colleges is currently estimated at $75B with a Serviceable Addressable Market (SAM) of approximately $10B. We see our market as colleges and universities across the country who are committing massive resources to the mental health crisis, but haven't found an adequate solution yet.

In the US, 1 in 5 college students have contemplated suicide. 63% of college students suffer from anxiety, and 43% reported depression. In addition, the pandemic has quadrupled people's risk of mental health problems. Right now, universities spend 80% of their resources on the 20% of students with the most severe mental health issues.

https://www.nami.org/mhstats

COMPETITORS

The Company has several major competitors in the mental health market. Some of the top competitors in our industry include Talkspace, BetterHelp, Mantra and uWill. Talkspace is the industry leader and the Company's primary competition in the therapy/telehealth industry. BetterHelp also owns significant market share. uWill and Mantra are direct competitors of similar size and development.

Despite the present competitive landscape, the Company stands out in the mental health landscape because all other app-based solutions dedicated to solving the mental health crisis only deliver either digital talk therapy or guided meditation. As far as we know, there is no other hub to deliver outside resources or custom recommendations powered by interactive web3 gamification and artificial intelligence. Our company is changing the dynamics of the mental health services industry because we have designed a portal to help people find whatever resources they need, ranging from preclinical preventative resources to therapy and clinical help.

Current Stage and Roadmap

CURRENT STAGE

The company is currently in its final stages of completing our web platform so we can fully launch our product at universities across the country. We have successfully completed our independent clinical trial at Loyola Marymount University and with the support from the University of Southern California.

Currently, we are in various stages of negotiation with 25 different universities, some of which have led to LOIs.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on deploying our web platform and customizing our mobile app, so we can fully launch our service at universities across the country.

In addition, we are developing our own clinical arm in order to provide our users with in-network therapy services to members at little to no cost to them. Finally, as members improve their mental health and wellness, we also plan to provide an incentivized gamification structure to provide utility tokens and ability to create non-fungible tokens (NFTs) and monetize their efforts.

The Team

Officers and Directors

Name: Ravi Sharma

Ravi Sharma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-Founder, Director
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Fundraising, product vision, team building, investor management, brand management, and corporate development. Ravi currently receives $42K salary compensation for this role.

Other business experience in the past three years:

- **Employer:** iBOS Ventures, LLC
  Title: Co-Founder and Venture Partner
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Advising and investing

Other business experience in the past three years:

- **Employer:** Western Asset Management Company
  Title: Portfolio Manager and Research Analyst
  Dates of Service: June 01, 2014 - July 01, 2017
  Responsibilities: Responsible for the build-out of the bulk acquisition strategy. This included, but was not limited to: (i) on-boarding quality lenders, (ii) drafting underwriting guidelines that fit investment mandate, (iii) sourcing and pricing pools, (iv) loan level due diligence (credit, compliance and property valuation), (v) contract negotiations (vi) acquisition mechanics (vii) leverage optimization, and (viii) on-going premium, repurchase and performance monitoring.

Other business experience in the past three years:

- **Employer:** PNMAC Capital Management
  Title: First Vice President and Director
  Dates of Service: August 01, 2011 - July 01, 2014
  Responsibilities: Securities and asset-level contract finance, due diligence (asset valuation, credit and compliance), collateral, risk mitigation, product development, regulation compliance, and vendor/client management. Effective communicator and presenter, analytical, ethical, collegial and driven leader with proven track record of closing a wide-array of securitizations and complex asset acquisitions.

Name: Fadi Madanat

Fadi Madanat's current primary role is with Tidecrest Capital. Fadi Madanat currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Advising CEO and voting on major decisions. Fadi does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Tidecrest Capital
  Title: Co-Founder and Manager
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Investor

Name: Joe Andrea

Joe Andrea's current primary role is with Consolidated Analytics. Joe Andrea currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Advises the CEO and votes on major decisions. Joe Andrea does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Consolidated Analytics
  Title: Managing Partner
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Sales, Management, Vision.

Other business experience in the past three years:

- **Employer:** Opus Capital Markets Consultants
  Title: Owner
  Dates of Service: February 01, 2005 - January 01, 2017
  Responsibilities: Sales, Management, Vision.

Name: Smita Bagla

Smita Bagla's current primary role is with Aligned Strategies. Smita Bagla currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Advises the CEO and votes on major decisions. Smita Bagla does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Aligned Strategies
  Title: Managing Director
  Dates of Service: March 01, 2016 - Present
  Responsibilities: As Managing Director, lead the business development and client executive role offering following services to large corporations as well as well- funded startups - Sr. Executive Relationship Management and Business Development - Business Transformation/Program Leadership Services for corporate enterprise-wide programs - Strategy, Innovation & Digital Transformation Services for media, entertainment, financial services, digital health, medical devices or healthcare insurance industries - New Product Vision, Innovation, Strategy and Roadmap development for Organizational Initiatives - Product development for the inclusion of AI/Machine Learning, BigData Analytics & gamification. - Thought leadership for the development of new products in SaaS products for mobile, video, OTT and web applications, - Interim CXO, Pitch deck, Term Sheets, Investments, Strategy & Product advisory for early stage startups.

Name: Amy Sharma

Amy Sharma's current primary role is with Anomaly. Amy Sharma currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Advises the CEO and votes on major decisions. Amy does not receive salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Anomaly
  Title: Associate Director
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Business and Legal Affairs

Other business experience in the past three years:

- **Employer:** Hailstorm
  Title: Senior Business Affairs Manager
  Dates of Service: May 01, 2019 - October 01, 2020
  Responsibilities: Business and Legal Affairs

Other business experience in the past three years:

- **Employer:** 72&Sunny
  Title: Business Affairs Manager
  Dates of Service: June 01, 2016 - May 01, 2019
  Responsibilities: Business and Legal Affairs

Name: Abhi Mahule

Abhi Mahule's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: January 04, 2022 - Present
  Responsibilities: Managing technology resources and architecture. Abhi currently receives salary compensation of $20K/month + equity.

Other business experience in the past three years:

- **Employer:** Roku
  Title: Director of Engineering
  Dates of Service: August 01, 2016 - July 01, 2019
  Responsibilities: Technology Architecture

Name: Alfred Berke Brown

Alfred Berke Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: November 12, 2021 - Present
  Responsibilities: Operations. Alfred currently receives a salary compensation of $42K/year for this role. Alfred works full-time for the company.

Other business experience in the past three years:

- **Employer:** Fogbreak Justice
  Title: Partner

Dates of Service: January 11, 2018 - Present
Responsibilities: Corporate programming and culture work

Name: Ektha Aggarwal

Ektha Aggarwal's current primary role is with Shakti Therapy. Ektha Aggarwal currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Clinical Officer
  Dates of Service: October 23, 2021 - Present
  Responsibilities: Clinical architecture, insurance management and onboarding providers

Other business experience in the past three years:

- **Employer:** Shakti Therapy
  Title: Psychotherapist
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Ektha Aggarwal is an experienced licensed clinical social worker (LCSW). Shakti Therapy offers a holistic, psychedelic, and psychotherapeutic approach to managing mental health disorders such as anxiety and depression, life transitions, and relationship challenges.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for

online capital formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that technology to connect you with a therapist is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products may become dependent on the outside government regulation. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ootify, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ootify, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Regulations
Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time' to include relevant regulations

and regulatory bodies

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ravi Sharma	519,913	Common Stock	27.14%
Alfred Berke Brown	519,913	Common Stock	27.14%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, First SAFE, Second SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 2,554,133 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Fully Diluted Amount Outstanding

The Amount Outstanding listed above is calculated on a fully diluted basis and includes stock options and convertible securities as described below.

SAFEs

The total amount outstanding includes 638,533 shares to be issued pursuant to outstanding SAFE agreements. These shares are currently unissued. See details below.

Stock Options

The total amount outstanding includes 198,000 of shares to be issued pursuant to stock options, reserved but unissued and unvested.

The total amount outstanding includes 40,000 shares to be issued pursuant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Subject to the designation by the Board of Directors.

Material Rights

Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors. The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares consisutting any such series and the designation thereof, or any of the foregoing.

Currently, there are no designated shares of Preferred Stock.

First SAFE

The security will convert into Preferred stock and the terms of the First SAFE are outlined below:

Amount outstanding: $482,500.00
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with First SAFE.

Second SAFE

The security will convert into Preferred stock and the terms of the Second SAFE are outlined below:

Amount outstanding: $247,500.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Priced Round

Material Rights

The Company currently is fundraising up to $5,000,000 via this SAFE instrument. This SAFE has a $15,000,000 valuation cap and an 20% discount rate.

SAFE

The security will convert into Equity and the terms of the SAFE are outlined below:

Amount outstanding: $25,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Priced round

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $215,000.00
  Number of Securities Sold: 58,000
  Use of proceeds: building MVP (product), team, and marketing
  Date: August 01, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $225,000.00
  Use of proceeds: MVP, Team, Marketing
  Date: September 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00

Number of Securities Sold: 28,734
Use of proceeds: MVP and sales
Date: January 09, 2018
Offering exemption relied upon: 144A

- **Type of security sold:** SAFE
  Final amount sold: $557,000.00
  Use of proceeds: Scale, Technology and Hiring
  Date: December 13, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $247,500.00
  Use of proceeds: Scale, Technology and Hiring
  Date: January 19, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The following discussion is based on our unaudited operating data and is subject to change as confirmed by an independent accountant's financial review.

Summary

Appropriate investments were made in technology, R&D (clinical trial), and personnel. No material changes year-over-year.

Balance Sheet and Revenue

2020 was a very positive year for the Company as we increased the balance sheet

position with external venture capital and strategic angel investor funding. We increased revenue by 44%. Going into 2021, we signed a large enterprise account (5 year contract) for $24,000/year and have started to scale this effort for other enterprise accounts last year and this year.

Cost of Sales

Sales and marketing expenses in 2020 were drastically reduced as we moved from direct-to-consumer to enterprise sales from $45,083 to $2,911. We expect this to carry forward into the future and scaling enterprise accounts is much more efficient.

Gross Margins

We expect gross margins for services to be up to 40% for in-network and up to 20% for out-of-network services provided to enterprises. Once we are providing the analytics to enterprises in 2023, we believe we can deliver up to 80% gross margin on the software sales.

Expenses

The expenses were lower by 12.16% from $278,153 to 250,165. The initial investment in technology has been completed and as of last year, two patents were also filed. We have invested in the technology for enterprise scalability.

We paid off significant amount in technology expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because enterprise contracts have been signed. Past cash was primarily generated through equity investments and government grants. Our goal is to continue to grow and scale enterprise accounts.

When launching a digital health company, it is important to invest in the company's intellectual property and brand. We have done both to position ourselves for a path to break-even and profitability.

We are starting to sign enterprise contracts and expect increase to the topline revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

On March 9, 2021, the company signed a PPP Note agreement with Silicon Valley Bank in the amount of $27,459. The Note bears an interest rate of 1% per annum and has a maturity date of sixty months from agreement date. On June 22, 2021, the entire

amount of the note was forgiven.

On June 16, 2021, the entire amount of PPP loan received in April 21, 2020 was forgiven.

During 2021, the company issued SAFEs to investors in the aggregate amount of $137,500. The valuation CAP is set to $15,000,000 and discount rate to 80%.

On August 2, 2021, the company entered into a Promissory Note agreement with a certain lender in the total amount of $10,000. The note bears 0% interest and has maturity date set on August 2, 2022.

On August 20, 2021, the company signed a contract with South Asian Helpline and Referral Agency regarding Mental Health Innovation and Programing. OOTify and SAHARA will collaborate to ensure SAHARA's members get best-in-class mental health programming which will last for the next five years, with a minimum $24,000 annual recurring revenue.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

We closed an additional SAFE of $25,000 from StoneMountain Ventures and have started to get traction on StartEngine for our crowdfunding campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations given interest from venture capital, angel and other investors.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

We have commitments from large institutional investors, but need this campaign to successfully secure that funding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $40,000 for below-market expenses related to salaries, development, and G&A.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $100K for expenses related to market salaries, development and G&A.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is fundraising up to $5,000,000 via a SAFE instrument, please refer to the Company Securities section for more details. This SAFE has a $15,000,000 valuation cap and a 20% discount rate. The Company has raised $247,500 under this SAFE as of March 2022. The Company has contemplated additional future sources of capital including active investments from venture capital, angel, and other venture investors. We are in talks with multiple VCs, accelerators and angel investors.

Indebtedness

- **Creditor:** Ravi Sharma
  Amount Owed: $125,058.00
  Interest Rate: 0.0%

- **Creditor:** Paul Puri
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Maturity Date: August 02, 2022

Related Party Transactions

- **Name of Entity:** Ravi Sharma
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: There is a compensation deferment in the amount of $125,058 on the books.
  Material Terms: There is no interest rate or term.

- **Name of Entity:** Dr. Rajesh Paul Puri
  Relationship to Company: Director

Nature / amount of interest in the transaction: Loan to the company while he was an officer for the company. $10,000 loan with 0% interest rate. Due August 2022.
Material Terms: NA - see above.

Valuation

Pre-Money Valuation: $12,770,665.00

Valuation Details:

In formulating our valuation, we considered the following:

- **Recent SAFE note raise** - we recently raised from 3 angel investors and VC at the same valuation terms ($247.5K raised at $15M Valuation, 20% Discount). Raised nearly $1mm since inception from 3 angel groups, venture capital, and accelerators/incubators - many with education connections, which is our go-to-market strategy.

- **Intellectual Property** - see attached for summary and schedule. We are patent pending

- **Team** - track record of success in healthcare and tech (see attached)

- **Clinical Trial** - only mental health platform to do a clinical trial with college students with our technology (existing app) to confirm clinical and sub-clinical thesis to inform digital phenotyping (see attached)

- **Market Comps** - Cerebral became a recent unicorn (in two years after the seed round, worth $1.2bn), uWill most relevant comp (college-focus) backed by Run DMC (less IP)

- **Partnerships** - secured partnership with Metta World Peace (social proof), universities, insurance companies

- **Insurance contracts** - Signed two additional large commercial insurance companies so we can take insurance. Additional in pipeline.

- **Brand** - built animated content and friendly assets to de-stigmatize getting mental healthcare

- **Scientific Advisory Board** - built a team of clinical researchers to make sure everything we're doing is based on clinical evidence

- **Clinical Arm (OOTify Plus)** - built infrastructure to provide mental healthcare with on-staff providers

The Company's valuation was determined internally without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is

converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company also took into account its outstanding convertible securities - SAFEs. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.5%
  Expenses related to our sales ops and business development teams, branded content, sponsorship campaigns, and digital media spend.

- *Engineering & Development*
  40.0%
  Ongoing expenses related to back-end and front-end engineering, AWS hosting, and Twillio services.

- *Company Employment*
  24.0%
  Ongoing payroll expenses related to key personnel at the company.

- *Working Capital*
  22.0%
  Patent filings and clinical trial testing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at ootify.com (https://www.ootify.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ootify

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OOTify, Inc.

[See attached]

OOTIFY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
OOTify, Inc.
Orange, California

We have reviewed the accompanying financial statements of OOTify, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 29, 2022
Los Angeles, California

OOTIFY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 14,347	$ 141,339
Accounts receivable, net	-	-
Prepaids and other current asset	5,571	-
Total current assets	**19,918**	**141,339**
Total assets	**$ 19,918**	**$ 141,339**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit cards	$ -	$ -
Current portion of PPP Note	0	14,379
Promissory Note	10,000	-
Other current liabilities	125,058	125,058
Total current liabilities	**135,058**	**139,438**
Non Current portion of PPP Note	-	7,190
SAFEs	695,000	557,500
Total liabilities	**830,058**	**704,127**
STOCKHOLDERS EQUITY		
Common Stock	409	409
Additional Paid in Capital	260,402	256,650
Retained earnings/(Accumulated Deficit)	(1,070,952)	(819,847)
Total stockholders' equity	**(810,141)**	**(562,788)**
Total liabilities and stockholders' equity	**$ 19,918**	**$ 141,339**

See accompanying notes to financial statements.

OOTIFY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net revenue	$	3,887	$	2,173
Cost of goods sold		-		-
Gross profit		3,887		2,173
Operating expenses				
General and administrative		250,742		247,254
Sales and marketing		4,249		2,911
Total operating expenses		254,991		250,165
Operating income/(loss)		(251,105)		(247,992)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(251,105)		(247,992)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(251,105)**	**$**	**(247,992)**

See accompanying notes to financial statements.

OOTIFY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2019	**442,064**	**$ 409**	**$ 221,424**	**$ (571,855)**	**$ (350,022)**
Capital contribution	-	-	31,473		31,473
Sharebased Compensation	-	-	3,752	-	3,752
Net income/(loss)	-	-	-	(247,992)	(247,992)
Balance—December 31, 2020	442,064	$ 409	$ 256,650	$ (819,847)	**$ (562,788)**
Sharebased Compensation	-	-	3,752	-	3,752
Net income/(loss)	-	-	-	(251,105)	(251,105)
Balance—December 31, 2021	**442,064**	**$ 409**	**$ 260,402**	**$ (1,070,952)**	**$ (810,141)**

See accompanying notes to financial statements.

OOTIFY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(251,105)	$	(247,992)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared Based Compensation		3,752		3,752
Changes in operating assets and liabilities:				
Account receivables, net		-		104
Prepaids and other current asset		(5,571)		
Credit cards		-		(16,002)
Other current liabilities		-		-
Net cash provided/(used) by operating activities		**(252,924)**		**(260,138)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		31,473
Capital Contribution		-		-
Borrowing on SAFE		137,500		332,500
Borrowing on Promissory Note		10,000		-
Repayment of PPP loan		(21,569)		-
Borrowing on PPP Note		-		21,569
Net cash provided/(used) by financing activities		**125,931**		**385,542**
Change in cash		(126,992)		125,405
Cash—beginning of year		141,339		15,935
Cash—end of year	**$**	**14,347**	**$**	**141,339**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

OOTify Inc. was incorporated on June 13, 2017, in the state of Delaware. The financial statements of OOTify Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orange, California.

OOTify (Hindi meaning - "lift-up") is a mental health care management system. The company used artificial intelligence (AI) for 1) interactive mental health training (Masterclass), 2) psychological assessment data to monitor your mental health data (i.e. steps tracker, but for your mind), and 3) an interactive recommendation engine to navigate you to clinical and sub-clinical solutions. As represented by management, OOTify is the first and only digital health company to complete a pilot clinical trial with a college campus where we collected thousands of data points informing our AI engine: a) proprietary digital phenotype inputs; and 2) measured benefits of clinical and sub-clinical solutions on varied student psychographics. We layer in interactive gamification via tokenization (i.e., NFTs) to ensure adherence and improved health outcomes through intrinsic and extrinsic motivators.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

OOTify Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues by the sale of its mental health services powered by artificial intelligence and enhanced telehealth technology.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $4,249 and $2,911, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid expenses	5,571	-
Total Prepaids and Other Current Assets	**$ 5,571**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Officer Compensation Payable	$ 125,058	$ 125,058
Total Other Current Liabilities	**$ 125,058**	**$ 125,058**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 442,064 shares have been issued and outstanding.

5. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 57,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	64,217	$ 0.18	-
Granted	-	0.18	
Vested	-	-	-
Outstanding at December 31, 2020	64,217	0.18	7.23
Granted	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2021	64,217	0.18	6.23

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $3,752 and $3,752, respectively.

6. DEBT

Promissory Notes

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- to one of the officers	$ 10,000	0.00%	8/2/2021	8/2/2022	$ -	$ -	$ 10,000	$ -	$ 10,000	$ -	$ -	$ -	$ -	$ -
PPP Note	$ 21,569	1.00%	4/21/2020	Paid off	$ -	$ -	$ 0	$ -	$ 0	$ 126	$ 126	$ 14,379	$ 7,190	$ 21,569
Total					**$ -**	**$ -**	**$ 10,000**	**$ -**	**$ 10,000**	**$ 126**	**$ 126**	**$ 14,379**	**$ 7,190**	**$ 21,569**

On June 16, 2021, the entire amount of the PPP loan received on April 21, 2020, was forgiven.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount rate	As of Year Ended December 31, 2021	2020
Vikas Gupta	5/28/2020	$ 8,000,000	90%	$ 10,000	$ 10,000
IRA Services Trust Co. CFBO Rahul Khanna	4/2/2020	$ 8,000,000	90%	$ 2,500	$ 2,500
Priyanka Jhawer - TiE SoCal Syndicate	1/4/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Abhi Mahule - TiE SoCal Syndicate	1/21/2019	$ 8,000,000	90%	$ 15,000	$ 15,000
Gotham Education Group	8/1/2019	$ 8,000,000	90%	$ 25,000	$ 25,000
Anamika Ventures	3/1/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Parekh Holdings - TiE SoCal Syndicate	3/27/2019	$ 8,000,000	90%	$ 50,000	$ 50,000
Linda Horioka	4/11/2014	$ 8,000,000	90%	$ 25,000	$ 25,000
Paul Puri	4/2/2020	$ 8,000,000	90%	$ 25,000	$ 25,000
Amit Verma	1/10/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Pankaj Raval	1/10/2019	$ 8,000,000	90%	$ 5,000	$ 5,000
Smita Bagla	1/10/2019	$ 8,000,000	90%	$ 2,500	$ 2,500
Neil Kapadia	1/10/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Presland-Byrne Family Trust	7/11/2020	$ 15,000,000	80%	$ 25,000	$ 25,000
Mahendra Patil	8/11/2020	$ 15,000,000	80%	$ 25,000	$ 25,000
Pankaj Srivastava	7/11/2020	$ 15,000,000	80%	$ 25,000	$ 25,000
Ehsan Rahimy	10/23/2020	$ 8,000,000	90%	$ 30,000	$ 30,000
Titan Angels LLC	9/22/2020	$ 8,000,000	90%	$ 25,000	$ 25,000
Mike Okabayashi	3/9/2020	$ 8,000,000	90%	$ 10,000	$ 10,000
Karen Boyd	6/7/2020	$ 8,000,000	90%	$ 25,000	$ 25,000
Andrea Family Limited Partnership	9/16/2019	$ 8,000,000	90%	$ 2,500	$ 2,500
Hugh Nguyen	9/18/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Bharat Saoji	1/4/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Ashish Saboo	1/4/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
USC Marshal Venture Fund	7/1/2019	$ 8,000,000	90%	$ 25,000	$ 25,000
Amy Rajendra Sharma	9/16/2019	$ 8,000,000	90%	$ 5,000	$ 5,000
Ehsan Rahimy	10/24/2020	$ 8,000,000	90%	$ 20,000	$ 20,000
Kevin Morris	1/9/2019	$ 8,000,000	90%	$ 25,000	$ 25,000
iBOS Ventures LLC	3/13/2020	$ 8,000,000	90%	$ 85,000	$ 85,000
Robert Stephenson	7/30/2021	$ 15,000,000	80%	$ 30,000	$ -
iBOS Ventures, LLC	9/4/2021	$ 15,000,000	80%	$ 10,000	$ -
The Schneider Family Trust	8/6/2021	$ 15,000,000	80%	$ 25,000	$ -
Sean Lee	8/5/2021	$ 15,000,000	80%	$ 2,500	$ -
Dr. Santhosh Joseph	7/22/2021	$ 15,000,000	80%	$ 10,000	$ -
Haider Abdullah	9/16/2021	$ 15,000,000	80%	$ 25,000	$ -
Gaingels Spark II LLC	10/21/2021	$ 15,000,000	80%	$ 25,000	$ -
EWGP Investor Consortium LLC	9/30/2021	$ 15,000,000	80%	$ 10,000	
Total SAFE(s)				**$ 695,000**	**$ 557,500**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). Dissolution Event means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(74,931)	$	(68,690)
Valuation Allowance		74,931		68,690
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(264,166)	$	(189,235)
Valuation Allowance		264,166		189,235
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $885,275, and the Company had state net operating loss ("NOL") carryforwards of approximately $885,275. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions

8. RELATED PARTY

On August 2, 2021, the Company entered into a Promissory Note agreement with the CMO (Chief Medical Officer) Dr. Paul Rajesh Puri, in the total amount of $10,000. The Note bears 0% interest and has maturity date set on August 2, 2022.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 29, 2022, which is the date the financial statements were available to be issued.

On January 19, 2022, the company entered into a Simple Agreement for Future Equity agreement with Stone Mountain Ventures, LLC (the 'investor') in the amount of $25,000. The "Post-Money Valuation Cap" is $15,000,000 and the "Discount Rate" is 80%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $251,105, an operating cash flow loss of $252,924, and liquid assets in cash of $14,347, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OOTify

The Next Evolution of Mental Healthcare


OOTify
Nutritionist
Reach
Application
Mental Health Course
Therapist
METTA WORLD PEACE
NBA CHAMPION FOR THE LA LAKERS & CHIEF IMPACT DIRECTOR, OOTIFY
Closing in 1 day

Website Website | Orange, CA | HEALTH TECH

$2,375 raised

6 Investors	$12.8M Valuation
$5.00 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	1 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OOTify is a digital health solution that acts as an evidence-based hub to unify relevant mental health resources. We believe the current mental health system is fractured and overpopulated by impersonal choices, but through data-driven, personalized matching, OOTify simplifies the navigation process to connect those in need with relevant resources.

Reasons to Invest

- The United States market for mental health services for colleges alone is $75 billion - but the issues extend beyond just universities. OOTify has already started to secure enterprise contracts and has multiple colleges in the sales pipeline.*
- OOTify's patent-pending platform uses personalized clinical AND sub-clinical solutions such as therapy and peer-to-peer support to address a wide range of mental health challenges for a population with disparate needs.
- The OOTify team is deeply steeped in the digital mental health space with proven leadership, strong clinical and behavioral grounding, and at-scale, serial technology building. We are a proudly diverse team, driven by personal experiences to address the current issues in mental health.

**Information above is based on internal research done by OOTify*

Nearly $1mm already raised from an eclectic and seasoned investor group including

SEA Angel Investors | TidecrestCapital LLC | TiE SoCal Angels
TiE Global | HP Investors |
nex3 Healthcare | USC Marshall School of Business | Anamika Ventures
iBOS Ventures Incubating Business Opportunities | Titan Angels | Gaingels
Stone Mountain Ventures

Notable angel investors include

Rahul Khanna (Disney)
Robert Stephenson (Space Force)
Abhi Mahule (formerly with Roku)
Kevin Morris (The Book of Mormon)
Andrew Schneider & Diane Frolov (The Sopranos)

Rewards

Get rewarded for investing more into OOTify:

$225+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment
Mental Health Explorers
Invest $500+ and receive + sunglasses + access to free beta mental health resources.

$1,000+ Investment
Change Makers
Invest $1,000+ and receive sunglasses + care package (mental health book and crystal healing candle) + access to free beta mental health resources.

$2,500+ Investment
Perspective Shifters
Invest $2,500+ and receive 5% bonus shares + sunglasses + care package (mental health book, crystal healing candle, journal, pen) + coaching/therapy package + access to free beta mental health resources.

$5,000+ Investment
Transformation Partners
Invest $5,000+ and receive 10% bonus shares + sunglasses + (mental health book, crystal healing candle, journal, pen, essential oil spray) + coaching/therapy/ketamine package (CA local only) + access to free beta mental health resources.

Won multiple prestigious awards from

UCSF Rosenman Institute

ALLIANCE HEALTHCARE FOUNDATION

TiE 50

Keck School of Medicine of USC

Joined and supported by Metta World Peace, serving as OOTify's Chief Impact Director



"OOTify takes a holistic, innovative approach so you can get therapy, coaching, meditation or other support, depending on what's right for you. It's really customized and that model of care has worked for me."

-Metta World Peace
Chief Impact Director, OOTify
NBA Champion
Founder, Artest Management

Providing Personalized Mental Health Resources

We are a patent-pending digital hub that uses artificial intelligence (AI) to connect members to mental health resources tailored to their specific needs at that moment. We provide a range of tools from subclinical offerings such as symptom tracking and mental health fluency to clinical solutions such as therapy.


OOTify: A New Set of Tools
but I'm always going to have these
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ISSUES
TO WORK
AND ON
DEAL
Watch on YouTube

The mental health crisis is a multi-dimensional problem, so we designed a multi-dimensional solution that understands everyone needs personalized care. OOTify creates a personalized journey for members to get the help they need with a combination of solutions that will actually work for them.

In the Hindi language, "OOT" or "Uth" means lift-up. The OOTify founding team have dedicated themselves to "lift up" the entire mental healthcare system after losing multiple family members and friends to suicide.

The system is fractured and broken - OOTify solves one of the biggest trial-and-error problems by providing seamless navigation while serving as your own personal digital mental health companion.

THE PROBLEM

Mental Health Resources at Universities and Enterprises Are Inadequate

In the US, 1 in 5 college students have contemplated suicide. 63% of college students suffer from anxiety, and 43% report depression. In addition, the pandemic has quadrupled people's risk of mental health problems.

Colleges


OOTify

1 in 5 college students have contemplated suicide

(Source)

In The US




1 in 5
College Students Have Contemplated Suicide




63%
Of College Students Suffer From Anxiety


43%
Reported Depression

(Source | Source)

We believe the current mental health system suffers from **fragmentation** with many arbitrary resources filling different niche needs. This leads to impersonal products that do not empower individuals with the tools to navigate their own journey to health.

With such an overwhelming amount of unfiltered options and topics, many individuals suffer from choice paralysis and give up before they get the help they need.

Colleges (And Enterprise Systems) Focus Primarily On Severe Mental Illness


Low Severity
High Severity
Social Withdrawal
Depression
Physical Health
Anxiety
Relationships
Work/School Performance
80%
20%

Leaving The Other 80% Of Students Without The Help They Need

**Information based on internal research when paired with additional statistics (source, source)*

Our interactions with university leadership teams have identified that colleges are currently spending 80% of their resources on the 20% of students with the most severe mental health issues.* There's a deep need for ongoing preventative care for that other 80% of students who aren't getting the help they need.

*when paired with additional statistics on mental health (source, source)

THE SOLUTION

Making Mental Health Care Personal

We designed an interactive portal that helps people find the resources they need (e.g. support for grief), ranging from sub-clinical preventative resources to clinical help.


OOTify: No One Gives You a Manual to Life
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and having that ability to say
OH!
Watch on YouTube

Today, people face a broad range of problems. Everyone falls somewhere on this spectrum of what help they need, but it can be difficult to connect with resources specific to each personal situation.

How We Personalize Our Care

We use our AI to create a mental health profile (or digital phenotype), using personality measures, psychometric assessment data, and ongoing mental health scores. Using this unique, personalized digital phenotype, we recommend evidence-based resources from which the member will most benefit.

This includes solutions at every level, from low to high severity:

1. **Content and Data** - mental health fluency and psychoeducation to manage their own emotions, delivered in an interactive and gamified mental health masterclass
2. **Campus Solutions** - custom recommendations including OOTify's customized solutions for members who need help that they cannot manage on their own
3. **Therapy** - for members who will benefit from our HIPAA-compliant telehealth system built within our app. Members will be connected to therapists through OOTify's outside network of private therapists or in-house team
4. **Emergencies** - immediate third-party support and emergency services for members in crisis through crisis text lines or other emergency services


This includes solutions at every level, from low to high severity
Individualized Care
High Severity
Emergencies
Therapy
Campus Solutions
Content And Data
Automated Care
Low Severity


OOTify Matches Members To Evidence-Based and Personalized Solutions

Currently, our platform is available for free in the Apple App Store, Google Play Store and can be customized for enterprises. We charge a fee for service to connect members to therapists and coaches through our hub.

OOTify

Available on the App Store

GET IT ON Google Play

First, OOTify will launch our platform specifically for students in partnership with universities. We have already started to transfer this infrastructure in preparation for expansion into other verticals including corporate, non-profits, hospitals, high schools and government spaces, as well as direct-to-consumer markets. Currently we've already started securing contracts with these other enterprises.

THE MARKET

A Massive Market Craving Innovation

We see our market as colleges and universities across the country who are committing massive resources to the mental health crisis, but haven't found an adequate solution yet.


We see our market as colleges and universities across the country who are committing massive resources to the mental health crisis, but haven't found an adequate solution yet.

Most other app-based solutions deliver either digital talk therapy or guided meditation. As far as we know, there is no other hub to deliver outside resources along with intelligent navigation within the platform. It's not enough.


Most other app-based solutions deliver only either digital talk therapy or guided meditation.

Based on internal research, the market for mental health care at universities is valued at $75 billion, with a SAM of approximately $10 billion. Of that, we see our product serving at least $1.3 billion.


$75 billion
The market for mental health care at universities' value
$10 billion
Approximate SAM
We see our product serving at least
$1.3 billion

Information above is based on internal research done by OOTify

OUR TRACTION

Promising Clinical Trial Results and Expanding Partnerships

We have successfully completed our independent clinical trial with the support of the Loyola Marymount University psychology department and the University of Southern California.


900+ Research Papers Informed Study Design
OOTify
Clinical Study
Psychometric Data Informing AI/ML

Currently, we are in various stages of negotiation with 25 different universities, some of which have led to LOIs.

In addition, we are developing our own clinical arm in order to provide our members with in-network therapy services to members at little to no cost to them. We have already signed a contract with a large commercial carrier, with another in the works.


In addition, we are developing our own clinical arm in order to provide our users with in-network therapy services to students at no cost to them.

Right now, we are in the final stages of completing our web platform so we can fully launch our product to universities across the country.

WHY INVEST

Changing the Way We Confront the Mental Health Crisis

Our mission is to create personalized care built on our evidence-based algorithm that will lead to better outcomes. We believe OOTify is taking a sustainable approach that enables and empowers every individual to choose their own adventure with intelligent guidance on their personal mental health journey.

As members improve their mental health and wellness, we also provide an incentivized gamification structure to provide utility tokens and eventually will have the ability to create non-fungible tokens (NFTs) and monetize their efforts. This is mental healthcare reimagined.

The OOTify team has already been working on a partnership with ex-Snapchat execs to demonstrate this capability. For example, students are rewarded with customized augmented reality avatar assets as an extrinsic motivator for working on their mental health in our decentralized hub.

To launch their avatar into AR, the students scan a QR code or click on a link like the one provided below and display their digital version in augmented reality. In the future, these assets will move, pose, wear badges, and ultimately connect with other avatars.

Click this link on mobile: "OOTify Student Mental Health Avatar," or scan the QR Code below:

These assets will be automatically minted as a NFT and loaded on tradeable marketplaces. The story and community behind these assets given that it's a digital representation of mental health stories and interventions makes them more meaningful and creates a community that's integral for web3. This is the future of mental health... *mental health 3.0*.

This future we're looking to build would not be possible without the hard work, dedication, and expertise of the entire OOTify team.


TOGETHER OUR LIGHT SHINES BRIGHTER

Much of our leadership team has had personal experience with friends and families struggling to navigate the difficult and paralyzing landscape of mental healthcare

Much of our leadership team has had personal experience with friends and families struggling to navigate the difficult and paralyzing landscape of mental healthcare, and we know firsthand that we can and must do better. With our successful clinical trials already demonstrating the effectiveness of personalizing mental health resources, we are ready to get our technology into more people's hands.

Join us in building a mental health digital hub that works better for everyone.


1 Traditional Mental Healthcare
In-Person Only
Limited Access
Costly
Fragmented Care
2 Current Mental Healthcare
Unlimited Text Therapy
Consumer Subscription Model
Direct to Consumer or Large Employers
Mood Trackers
Mindfulness Apps
3 Future Of Mental Healthcare (OOTify)
Centralized Hub/Portal
Digital Phenotyping
Learning Evidence-Based Algorithm
Data Tracking
Captive Market (New TAM)
Clinical And Subclinical Options

In the Press

UCSF Rosenman Institute

yahoo!sports

Browngirl Magazine

SHOW MORE

Meet Our Team



Ravi Sharma

CEO, Co-Founder, Director

Mental health activist with a focus on improving quality, equity and access to care. Background in healthcare technology, investing and non-profits. Started and sold healthcare startup that helped Scripps Health digitize their medical operations.



Berké Brown

COO, Co-Founder, Director

Leader in organizational and personal behavior change. Research at UC Berkeley (summa cum laude) on internal motivation & sustainable behavior modification and incorporating into enterprise accounts to improve health and performance outcomes.



Abhi Mahule

Chief Technology Officer

Highly experienced tech founder with over 15 years of track record leading technology teams at startups and Fortune 500 companies. Proven expertise in deploying large scale production solutions for Mobile, Cloud and AI platforms.



Ektha Aggarwal, LCSW

Chief Clinical Officer

Licensed Clinical Social Worker driving the clinical architecture and transforming health services with psychedelic-assisted therapy. Leader in the mental health space to advocate, educate, service and build partnerships to co-create the next generation of healing systems.



Fadi Madanat

Board Director

Founding investor in Heal.com and managing partner at Tidecrest Capital. Seasoned healthcare executive and investor.



Smita Bagla

Board Director

AI/gamification expert with successful exit in healthcare. Active venture investor through TiE Angels and iBOS Ventures.



Joe Andrea

Board Director

Seasoned financial services executive and currently President and Managing Partner at Consolidated Analytics. Successful exit of Opus Capital Markets Consultants (Founder) to Wipro.



Amy Sharma

Board Director

Associate Director at Anomaly Ad Agency and celebrity influencer negotiations expert. Business Affairs and Legal expert and investor.

Offering Summary

Company	:	OOTify, Inc.
Corporate Address	:	7986 E. Hampshire Rd., Orange, CA 92867
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$100.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$12,770,665.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based Perks

Mental Health Explorers | $500+

Invest $500+ and receive + sunglasses + access to free beta mental health resources

Change Makers | $1000+

Invest $1,000+ and receive sunglasses + care package (mental health book and crystal healing candle) + access to free beta mental health resources.

Perspective Shifters | $2,500+

Invest $2,500+ and receive 5% bonus shares + sunglasses + care package (mental health book, crystal healing candle, journal, pen) + coaching/therapy package + access to free beta mental health resources.

Transformation Partners | $5,000+

Invest $5,000+ and receive10% bonus shares + sunglasses + (mental health book, crystal healing candle, journal, pen, essential oil spray) + coaching/therapy/ketamine package (CA local only) + access to free beta mental health resources.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

OOTify will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Investor Night Update

8 days ago

Hi All!

We are officially kicking off our crowdfunding campaign on the heels of closing funding from Gaingels, StoneMountain Ventures, and other notable investors.

Happy to also share that we wrapped our Investor Night to thank all of our existing investors for supporting our journey. We hope to have more in-person events like this for our investor base on a regular basis.



Here's some footage from an Instagram Live we did: OOTify's Investor Night. We were joined by Metta World Peace and had a fireside chat and thanked him for the powerful work he is doing in the mental health space. We hope to see you all at the next couple of events we are having in Southern California and will be sharing updates here with the same.



It's very important that all of you that invest have a voice in what we're building. Please continue to engage with us on social or contact us directly at any time at iris@ootify.com. Thank you!

-OOTify Team

END OF UPDATES

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Varun G. 29 INVESTMENTS 2 months ago
What is the revenue for 2021 and projection for 2022?
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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Most of you probably know that while I was in the NBA, I struggled with anxiety and depression.

Half of the struggle was figuring out what help to get and where to get it, so that I could not only play at my full potential, but also live a fulfilling life at its highest level.

Reality is, most of us will struggle with our mental health at some point.

And it's still scary to ask for help. The stigma around mental health is still very strong and figuring out the first step is overwhelming.

We all have different mental health challenges. And there is no single solution. At least that's what I've learned - we all need a personal guide. Therapy is just one part of the big puzzle that makes up mental health and well being.

And we absolutely agree. That's why we built OOTify. A powerful personal mental health companion that not only meets you where you're at, but also provides the direction that you need to feel supported in your mental health journey.

See it as your mental health GPS. It's a digital guide that learns who you are, customizes your journey, pointing you to the resources and tools that can help you not only achieve mental fitness but optimal living.

So we want you to know that OOTify was born out of our personal experiences. I've had loved ones struggle with mental illness and even suicide, and I have seen firsthand how treacherous that journey can be.

When navigating so many different resources, taking the first step can feel impossible. And that first step is crucial.

As a patent-pending, HIPAA compliant digital hub, OOTify uses various assessments and artificial intelligence to guide you through the complicated mental health landscape, helping you find the personalized resources that are right for you.

With my background in psychology of behavior change at UC Berkeley and years of consulting in self development and wellness industries, we've built the platform to utilize leading edge behavioral science. OOTify is designed specifically to lower the barrier to entry and make growth easily accessible and digestible.

OOTify uses extrinsic and intrinsic motivation to make the next step easy and engaging - increasing self efficacy and ultimately sustainability, not only getting you on your path but more importantly keeping you on it.

We're launching OOTify at universities, corporations, and nonprofits where the need for mental health care is immense. The opportunity for impact is huge, and the university mental health

care market alone is valued at $75 billion. We're already signing contracts and are raising to support those contracts.

Investors are excited about OOTify too. We've currently raised about $1 million in funding from angel investors, a leading VC, and even tech executives, along with Hollywood executives.

There is no "one size fits all" when it comes to mental health: the needs are diverse and the gaps are so widespread. People need a solution that's versatile, accessible, and manageable.

Given our background, we're poised to bring that solution to the masses.

What's missing is you. If we are going to do this, we need to do it as a community.

We chose the name OOTify because "Oot" or "Uth" means lift-up in Hindi. Join us so we can lift up the mental health care system and lift each other up.

I believe in OOTify so much that I joined the team. I know OOTify can transform the mental health care industry and make support accessible to everyone. I honestly wish OOTify had existed when I was in the NBA. I would've said "thank you, thank you for supporting my mental health" the same way I thanked my psychiatrist when I won the championship.

A New Set of Tools Video

"I started to get really honest with myself about like what parts of my life were sort of holding me back from my potential or my happiness and I can be a successful individual absolutely and thrive but I'm always gonna have these issues to work on and deal with those will always be with me so it was time to develop a different set of tools that would work for me from this point forward because we could all benefit from therapy."

No One Gives You a Manual for Life Video

Grief also does provide some very beautiful things. It makes you have more perspective. Some moments I'm okay and some moments I'm not okay. No one really gives you a manual on how to do this. People don't talk about it at all, especially with mental health. It's just a matter of making a connection and having that ability to say "oh" I know exactly what you're going through like "Let's talk"

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:30 PM 06/15/2017
FILED 01:30 PM 06/15/2017
SR 20174774707 - File Number 6446877

CERTIFICATE OF INCORPORATION
OF
OOTIFY, Inc.

FIRST. The name of the corporation is OOTIFY, Inc.

SECOND. The corporation's registered office in the State of Delaware is located at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 33000000, of which 30,000,000 shares of par value $0.001 per share shall be designated as Common Stock and 3,000,000 shares of par value $0.001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: June 13, 2017

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary